Exhibit 99.1

21Vianet Announces Cloud Storage Solutions by StorSimple

BEIJING, October 30, 2014 - 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that hybrid cloud storage solutions offered by StorSimple, a data storage optimization solution, are now available to all Windows Azure customers in China.

StorSimple offers advanced, automatic storage applications designed to address the common challenges facing IT professionals today; rapidly growing amounts of data and the increasing need to protect that data. Together, StorSimple and Azure public cloud services provide unique hybrid cloud storage solutions including primary storage, archiving, disaster recovery and Geo data redundancy, which minimize storage costs and optimize data protection for enterprises.

By integrating the cloud storage services of Windows Azure operated by 21Vianet, the StorSimple hybrid cloud solutions allow customers to automatically scale capacity and remotely perform data protection services. Data saved from the StorSimple terminals will be automatically secured by the cloud SnapShot services, which serves as a compromise between often unreliable tape-based storage and expensive full-scale backup solutions.

“We are excited to bring to the Chinese market another important cloud application which allows customers to better leverage the power of the Windows Azure platform”, stated Wing Ker, president of Microsoft Cloud Operations at 21Vianet. “Enterprise IT teams will no longer have to constantly worry about operating details such as upgrades to storage equipment, data backup and data protection, which saves them time, energy, capital and other valuable resources.”

The StorSimple hybrid cloud solutions seamlessly integrate on-site storage and cloud service by optimizing the economic benefits in the context of customization requirements. Once deployed, these new services not only provide data storage cost-savings, but also allow enterprise IT teams to focus more on strategic priorities and less on mundane tasks of IT infrastructure management.

Many customers outside of China, including Mazda Motor, SK Telecom, Paul Smith and Sundance Film Festival and medical device leader GF Health Products, have successfully deployed and benefited from the StorSimple hybrid cloud solutions that help to simply their storage infrastructure. In China, Vancl is among the first large enterprises that have adopted StorSimple’s hybrid cloud solutions to help effectively manage its IT infrastructure and support its business growth.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com